EXHIBIT 99.1





This presentation contains forward-looking statements not limited to historical facts, but reflecting our current beliefs, expectations or intentions regarding future events. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including: our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental's financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions due to operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; our high leverage; and competition and industry conditions. Additional risk factors that could affect our actual results are described in our filings with the Securities and Exchange Commission, including our 10-K for the year ended December 31, 2003. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.



ExpressJet

ExpressJet Airlines

- The world's largest regional airline offering up to 1,100 departures daily to 131 destinations in USA, Mexico, Canada and the Caribbean



Current Cities
Hub Locations



ExpressJet Fleet

	1996	1997	1998	1999	2000	2001	2002	2003	2004E
Props	99	98	92	85	70	33	-	-	-
Regional Jets	2	18	35	62	96	137	188	224	245
Total Fleet	**101**	**116**	**127**	**147**	**166**	**170**	**188**	**224**	**245**
ASMs (in millions)	1,751	2,113	2,641	3,431	4,735	5,437	6,219	8,425	10,500
Growth		20.7%	25.0%	29.9%	38.0%	14.8%	14.4%	35.5%	24.6%
Controllable Completion Factor	97.4%	97.7%	97.9%	98.1%	97.7%	99.1%	99.9%	99.8%	99.9%



ExpressJet Operation

	2001	2002	2003	2004E
Cities Served	104	110	130	143
Departures per Day	865	863	969	1,116
Enplanements (in millions)	8.3	9.2	11.4	13.7
Major Maintenance Bases	6	6	7	7
Major Checks	57	38	84	117
Minor Maintenance Bases	6	8	8	10
Line Checks	1,086	908	1,092	1,379
Employees Trained In-house				
Pilots				
Classroom Training	33%	98%	100%	100%
Simulator	28%	80%	84%	81%
Mechanics	88%	77%	80%	80%
Flight Attendants	100%	100%	100%	100%
Airport Service Agents	100%	100%	100%	100%



Capacity Purchase Agreement

- Ten-year agreement with Continental Airlines – extends through 2010
  - Four five-year extensions through 2030 at Continental's option

- Covers 274 regional jet aircraft
  - Continental has right to add 100 option aircraft

- Exclusive provider of regional jets in Continental's hubs through 2006

- Fixed fee agreement with fuel price cap

- Contractual target operating margin of 10%

5



2003 Operating Results

($ in millions, except per share data)	Year-Ended 12/31/2003	H/(L) than Year-Ended 12/31/2002	% H/(L) than 2002
Operating Revenue	$1,311.4	$222.3	20.4%
Operating Expenses	1,129.5	188.1	20.0%
Operating Income	181.9	34.2	23.1%
Non-operating Expense, net	6.7	(2.4)	(26.2)%
Pre-tax Income	175.2	36.6	26.4%
Taxes, Dividends and Other	67.0	12.7	23.4%
Net Income to Common Stockholders	$108.2	$23.9	28.4%
Basic and Diluted EPS	$1.80	$0.42	30.4%



1Q 2004 Operating Results

($ in millions, except per share data)	First Quarter 3/31/2004	H/(L) than Quarter-Ended 3/31/2003	% H/(L) than 2003
Operating Revenue	$364.0	$57.5	18.7%
Operating Expenses	315.4	52.2	19.8%
Operating Income	48.6	5.3	12.1%
Non-operating Expense, net	(2.1)	0.7	41.8%
Pre-tax Income	46.5	4.6	11.1%
Taxes	17.8	1.7	10.3%
Net Income to Common Stockholders	$28.7	$3.1	12.3%
Basic and Diluted EPS	$0.53	$0.13	32.5%



Capitalization ($ in millions)

- Demonstrated ability to generate strong cash flows since IPO in April 2002

	2Q 2002	1Q 2004*	H/(L)
Cash and cash equivalents	$ 131	$ 220	$ 89
Debt, including current portion:			
4.25% Convertible Notes due 2023	-	137	137
Note payable to Continental	396	193	(203)
Long-term debt	5	22	17
Capital leases	7	4	(3)
Total debt, including current portion	408	356	(52)
Stockholders' equity (deficit)	(28)	19	47
Total Capitalization	**$ 511**	**$ 595**	**$ 84**

*Includes $3.2 million in restricted cash



Broadening Stockholder Base

- Used proceeds of convertible notes offering to repurchase 9.8 million common shares from Continental, reducing its ownership to 45% and reducing ExpressJet's outstanding share count 15% to 54.2 million

- In addition, Continental contributed 7.4 million common shares to its pension plan on September 9, reducing its ownership of ExpressJet to 31%

XJT Ownership June 16, 2003



XJT Ownership June 16, 2004





Scheduled Year-End Debt Balances ($ in millions)



Company Strategies

- Maintain top-tier customer service and reliability performance

- Maximize stockholders' value through continued focus on operating cost and improved reliability through:

  - employment of cost-effective technologies and automation
  - development of industry-leading operational practices
  - investments in training resources

- Continue focus on building a strong balance sheet